SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On August 2, 2010, the Annual Meeting of Shareholders of Cornerstone Progressive Return Fund (the “Fund”) was held to (1) re-elect six Trustees until the 2011 Annual Meeting and (2) approve an amendment of the Fund’s fundamental investment objective to be a non-fundamental objective of providing total return.  The record date for the Annual Meeting was June 1, 2010, at which time there were 9,359,237 shares of beneficial interest of the Fund outstanding.

(1)	The shareholders of the Fund voted to re-elect all six nominees as Trustees. The votes cast with respect to each nominee were as follows:

	Number of Shares
Name of Trustee	Affirmative	Withhold
Ralph W. Bradshaw	5,812,814	383,618
Thomas H. Lenagh	5,803,678	392,754
Edwin Meese III	5,789,213	407,219
Scott B. Rogers	5,819,875	376,557
Andrew A. Strauss	5,807,663	388,769
Glenn W. Wilcox, Sr.	5,806,605	389,827

(2)	The shareholders of the Fund approved the amendment of the Fund’s fundamental objective to be a non-fundamental investment objective of providing total return. The results of the vote were as follows:

For	Against	Abstain
4,165,597	368,825	92,224